NRG Energy, Inc. 211 Carnegie Center Princeton, NJ 08540

January 18, 2012

VIA EDGAR

Mara L. Ransom

Legal Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:                               NRG Energy, Inc.

Registration Statement on Form S-4 (File No. 333-178024)

Originally filed November 16, 2011

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NRG Energy, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-captioned registration statement, as amended to the date hereof (the “Registration Statement”), to 10:00 a.m. Eastern Time on Monday, January 23, 2012, or as soon as possible thereafter.

In connection with the foregoing request, the Company hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the Registration Statement effective, this does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please contact Paul Zier of Kirkland & Ellis, LLP at (312) 862-2180 with any questions you may have concerning this request.  In addition, please notify Mr. Zier when this request for acceleration has been granted.

NRG ENERGY, INC.

	By:	/s/ Michael Bramnick
	Name:	Michael Bramnick
	Title:	Executive Vice President and General Counsel
cc: Paul D. Zier